SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

23 October 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 23 October 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

                                 Protherics PLC

                   Notification of Major Interests in Shares

London, UK; Brentwood, TN, US: 23 October 2007 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that on 19 October 2007, in accordance with the
Transparency Obligations Directive, a notification of interest in the ordinary share capital of the Company was received from AXA Investment Managers UK
Limited on behalf of AXA S.A. and its Group Companies ("AXA").  Details of the
interest notified are as follows:

1. Reason for the notification (please tick the appropriate box or boxes)

An acquisition of voting rights                                   X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

2. Full name of person(s) subject to the           AXA S.A., 25 Avenue Matignon, 75008 Paris and its
notification obligation:                                          group of companies.

3. Full name of shareholder(s) (if different
from 2.):

4. Date of the transaction (and date on which                       18 October 2007
the threshold is crossed or reached if
different):

5. Date on which issuer notified:                                   19 October 2007

6. Threshold(s) that is/are crossed or reached:                           12%

7. Notified details:

A: Voting rights attached to shares
Class/type of     Situation previous to    Resulting situation after the triggering transaction
shares            the Triggering
                  transaction
if possible using Number of   Number of    Number of     Number of voting rights     % of voting rights
the ISIN CODE     Shares      Voting       shares
                              Rights       Direct        Direct        Indirect      Direct    Indirect

0702920           39,349,221  39,349,221   829,525       829,525       40,853,708    0.24%     12.04%

B: Financial Instruments

Resulting situation after the triggering transaction
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting rights
instrument                           Period/ Date              that may be acquired if
                                                               the instrument is
                                                               exercised/ converted.

Total (A+B)
Number of voting rights                           % of voting rights

 41,683,233                                              12.28%

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

   Name of Company/Fund                    Number of Shares       % of issued share capital

AXA UK Investment Co ICVC                     520,429            0.15336
UK Smaller Companies Fund
                     Indirect

Sun Life Pensions Management Ltd              25,000               0.00737
                      Direct
AXA Sun Life                                  53,913               0.01589
FTSE All Share Tracker Life
                      Direct
AXA Sun Life                                 294,874               0.08689
FTSE All Share Tracker Pension
                      Direct
AXA Framlington                              750,000               0.22101
SEI UK Equity
                     Indirect
AXA Framlington                              854,587               0.25183
St James Place Exempt (Pens) Fund
                     Indirect
AXA Framlington                              961,409               0.28331
St James Place Net (Life) Fund
                     Indirect

AXA Framlington                              213,646               0.06296
St James Place Offshore Fund
                     Indirect
AXA Framlington                              320,470               0.09444
Daimler Chrysler
                     Indirect
AXA Framlington                            3,120,333               0.91951
Throgmorton Trust
                     Indirect
AXA Framlington                           15,013,453               4.42422
UK Selet Ops
                     Indirect
AXA Framlington                           13,753,131               4.05282
Equity Income
                     Indirect
AXA Framlington                           2,000,000               0.58937
Managed Balanced
                     Indirect
AXA Framlington                           1,500,000               0.44203
UK Smaller Companies
                     Indirect
AXA Framlington                            500,000               0.14734
BAE Systems Pensions Fund CIF Trustees
                     Indirect
AXA Framlington                            220,000               0.06483
BAE Systems 2000 Pensions Fund
                     Indirect

AXA Framlington onshore private clients    970,000               0.28584
                     Indirect

AXA Framlington onshire private clients     56,250               0.01658
                     Indirect
AXA Sun Life plc                           271,631               0.08005
With Profit Transition Fund
                      Direct

AXA Life Assurance Society plc             184,107               0.05425
With Profit Transition Fund
                      Direct
AXA Framlington                            100,000               0.02947
ST James Place Internal Equity & Income UT
                     Indirect

                         Total Direct       829,525               0.24445

                       Total Indirect    40,853,708              12.03892

                              TOTAL      41,683,233              12.28337

Proxy Voting:

9. Name of the proxy holder:

10. Number of voting rights proxy holder will cease to hold:

11. Date on which proxy holder will cease to hold voting
rights:

12. Additional information:

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                +44 (0) 7919  480510
Julie Vickers, Company Secretary                           +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott                              +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                    +1 212 850 5600

Or visit  www.protherics.com